Exhibit 99.2

THE VALENS COMPANY INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended February 28, 2022

(Expressed in Thousands of Canadian Dollars Except Share Amounts or Where Otherwise Noted)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of The Valens Company Inc. (the “Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the three months ended February 28, 2022. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended February 28, 2022 and 2021 together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended November 30, 2021 and 2020 together with the notes thereto. The results for the three months ended February 28, 2022 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of April 13, 2022, unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, on EDGAR at www.edgar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is April 13, 2022.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of biomass, bulk cannabis oil and consumer packaged goods prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

1

Management Discussion & Analysis

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of April 13, 2022.

COMPANY OVERVIEW

The Valens Company Inc. was previously incorporated under several predecessor names under the laws of British Columbia. On November 24, 2016, the Company changed its name to “Valens GroWorks Corp.” to reflect the change in its prior business activities following completion of its acquisition, pursuant to a reverse takeover, of Valens AgriTech Ltd. Effective June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (the “CBCA”) under its current name, “The Valens Company Inc.”. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and Nasdaq Capital Market (the “Nasdaq”). The Company delivers a diverse suite of extraction methodologies and end-to-end development and manufacturing of innovative, cannabinoid-based products. In addition to its bulk services to the broader industry, the Company has strong product offerings in all the major cannabis categories including dried cannabis flower, pre-rolls, cannabis concentrates inclusive of vapourizers, edibles, beverages, and topicals. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its eight subsidiaries, Valens AgriTech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”), Valens Farms Ltd. (“Farms”), LYF Food Technologies Inc. (“LYF”), and Citizen Stash Cannabis Corp. (“Citizen Stash” or “CS”) all based in the Okanagan Valley of British Columbia, Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario, Green Roads, Inc. (collectively, “Green Roads” or “GR”) in Florida, U.S., and Valens Australia Pty Ltd. (“VAPL”) in Australia.

VAL was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

Labs was incorporated under the BCBCA on October 18, 2018 to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, British Columbia.

Farms was incorporated under the BCBCA on July 19, 2018. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, British Columbia.

On November 8, 2019, the Company acquired 100% of the shares of Pommies. Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a cannabis micro-processing license holder.

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to begin to develop the Company’s presence in the Australian market.

Management Discussion & Analysis

On March 5, 2021, the Company acquired 100% of the shares of LYF Food Technologies Inc. LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF also holds a standard processing license that was subsequently amended by Health Canada to permit sales directly to provinces and territories.

On June 17, 2021, the Company acquired 100% of the shares of Green Roads and its manufacturing subsidiary. Green Roads was the largest privately-owned cannabidiol (“CBD”) company in the United States. Based in South Florida, Green Roads produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

On November 8, 2021, the Company acquired 100% of the shares of Citizen Stash Cannabis Corp. Citizen Stash is the parent company of Experion Biotechnologies Inc., a Health Canada licensed cultivator and processor of cannabis, based in Mission British Columbia, with a portfolio of premium cannabis genetics, strains, and products.

CORPORATE HIGHLIGHTS

NASDAQ listing

The Company’s common shares commenced trading on the Nasdaq on December 9, 2021.

International Expansion Initiatives

United States

On June 17, 2021, the Company closed the acquisition of all of the issued and outstanding shares of Green Roads in a cash and share transaction for closing consideration of $40,000 USD plus up to an additional $20,000 USD in consideration payable upon the business achieving certain earn-out EBITDA milestones. The earn-out payment to the vendors of Green Roads is capped at $20,000 USD to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA Milestone #	Amount (USD $)	Deadline	Settlement
#1	0 – 20,000	December 31, 2022	Cash or common shares based on the 30-day volume weighted average price commencing January 1, 2023. The amount earned for the milestone is based on performance versus the EBITDA target. If less than 30% of the EBITDA target is accomplished, the amount is $nil. If over 30% of the EBITDA target is accomplished, the earn-out payment is equal to the percentage proportionate amount of $20,000 USD.

Green Roads was the largest privately-owned CBD company in the United States, with a focus on quality from its pharmacist-founded background. Based in South Florida, the company produces an award-winning lineup of health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

On January 19, 2022, Green Roads announced the launch of its first-ever brand campaign “Own the Day”. The campaign celebrates Green Roads’ products and their ability to help consumers with common health and wellness challenges such as stress, sleep, muscle and joint pain, relaxation, and focus.

Costa Rica

On September 16, 2021, the Company announced it had signed a regional distribution agreement with APOTEKA SRL (“APOTEKA”), a part of Grupo Farmanova Intermed “GFI Costa Rica”. Under the agreement, APOTEKA will bring Valens’ nuance brand, with future plans to include the Green Roads brand, into Costa Rica, the Dominican Republic, and Panama.

Management Discussion & Analysis

Mexico

On December 21, 2021, the Company announced two agreements with PMI Mexico (“PMI”). Under the first agreement, the Company will supply CBD for PMI’s ongoing pharmacokinetic stage medical trials, focusing on anti-inflammatory applications of CBD oil. Under the second agreement, the company will manufacture and distribute certain CBD-infused products globally, while PMI will be responsible for distribution of the products within Mexico. Production and distribution is planned for the second half of 2022.

Domestic Expansion Initiatives

Product Line Expansion

During the three months ended February 28, 2022, the Company launched two new brands poised to compete in the value and ultra premium segments of the Canadian adult-use market. The Versus value brand will aim to provide the best possible cannabis products at the best possible prices. The Contraband brand will leverage Citizen Stash’s catalogue of premium genetics for a new line of ultra-premium products, expanding the Company’s reach to a new, more discerning consumer in the high value segment. With the launch of these brands and related products, the Company believes it can effectively compete in the adult-use Canadian market across key segments.

LYF Food Technologies

On March 5, 2021, the Company announced that it had closed the acquisition of all of the issued and outstanding shares of LYF in a cash and share transaction for total consideration of $25,603. Total consideration consisted of closing consideration of $18,410 ($3,909 cash and $14,501 common shares) plus $1,713 indemnity shares, $1,110 working capital adjustment, $2,172 in settlement of pre-existing relationships, and up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones (as of February 28, 2022, valued at $1,940 following the Monte Carlo calculation methodology). As of February 28, 2022, the first two milestone shares were still held in escrow, as milestone requirements were not yet met. The earn-out payment to the vendors of LYF is capped at $17,500 to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA Milestone #	Amount (CAD $)	Deadline	Settlement
#1	2,500	February 28, 2022	427,350 of the Company’s common shares currently held in escrow.
#2	5,000	February 28, 2022	Cash or common shares based on the 20-day variable weighted average price prior to period milestone is achieved.
#3	5,000	February 28, 2023	Cash or common shares based on the 20-day variable weighted average price prior to period milestone is achieved.
#4	5,000	February 28, 2023	Cash or common shares based on the 20-day variable weighted average price prior to period milestone is achieved.

LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF operates from a licensed 10,500 square foot production facility with a product development and manufacturing platform focused on consumer-driven innovation, and product safety and consistency.

Citizen Stash Cannabis Corp.

On November 8, 2021, the Company announced that it had closed the acquisition of all of the issued and outstanding shares of Citizen Stash in a share-only transaction for total consideration of $36,812. Total consideration consisted of closing consideration of $35,760 in common shares and $1,052 in settlement of pre-existing relationships.

Citizen Stash is a licensed cultivator and processor of premium craft cannabis products based in Mission, British Columbia, and will provide Valens the opportunity to unlock additional growth with its extensive and specialized product portfolio in the premium flower and pre-roll segments. Citizen Stash operates a unique, asset-light platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes. Citizen Stash is one of the top performing premium brands in the flower and pre-roll categories.

Management Discussion & Analysis

Provincial and territorial distribution expansion

In addition to the existing provincial and territorial distribution channels in British Columbia, Alberta, Saskatchewan, Ontario, Manitoba and New Brunswick, the Company has commenced its first listings of cannabis derivative products in the Yukon territory. The company continues to expand its reach across the provinces and territories and evaluate new opportunities. On August 18, 2021, the Company received authorization to contract with a public body from Autorité des marchés publics (AMP) in Quebec. On October 18, 2021, the Company announced it had successfully executed a letter of intent with the Société québecoise due cannabis (SQDC) for the distribution of its products in Quebec.

Pommies Facility Expansion

Construction and retrofitting of the Pommies facility for use in the production of cannabinoid-based beverages was completed in the first quarter of 2022 and is now operational. The budget for the construction and retrofitting for the facility including equipment purchases was approximately $6,000.

On February 23, 2021 the Company submitted a site evidence package to Health Canada under its existing micro-processing application for the Pommies facility. The micro-processing license application submitted by Pommies was formally approved by Health Canada on November 19, 2021.

The earn-out payout to the vendors of Pommies pursuant to the Pommies Acquisition is capped at $500 cash and 115,057 Common Shares that will be proportionally earned upon the achievement of each of the following milestones: (i) receipt of the Micro-Processing License, (ii) the amendment of the Health Canada micro-processing license to permit sales, (iii) production of a target number of revenue earning units, and (iv) achieving a trailing twelve month EBITDA target. As of February 28, 2022, the first milestone had been fulfilled, and 28,764 shares were released from escrow.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Project	Milestones	Status	Spend to Date	Remaining Spend	Anticipated or Confirmed Quarter of Completion
K2 Facility	Completion of construction / equipment fit up	Complete	N/A	N/A	Completed in Q1, 2021
	Amendment to VAL’s existing Health Canada standard processing licence to include a second facility	Complete	N/A	N/A	Completed in Q1, 2021
	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2021
Construction and retrofit of the Pommies Facility	Completion of construction / equipment fit up	Complete	N/A	N/A	Completed in Q1, 2022
	Approval of Micro-Processing Licence	Complete	N/A	N/A	Completed in Q4, 2021
	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2022

Management Discussion & Analysis

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations, and financial results, including through disruptions in our processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.

The Company takes the health and safety of our people very seriously. Wherever feasible, the Company transferred personnel and functions from on-site to home-based platforms. For any functions which are required to remain on site we increased our focus on social distancing, utilization of personal protective equipment and additional hand sanitizing stations throughout our manufacturing and administrative facilities. In addition, travel restrictions have been put in place and visitor access has been restricted to our facility.

Due to the continued uncertainty of the pandemic’s magnitude, outcome, and duration, it is not possible to estimate the future impact on our business, operations, or financial results; however, the impact could be material.

Debt and Equity Transactions for the three months ended February 28, 2022 and subsequent events

On December 16, 2021, the Company entered into a secured non-revolving term loan with a private institutional lender for an aggregate principal amount of $40 million. The loan accrues interest at a rate of 10% per annum, is payable quarterly, and matures on December 15, 2023. A portion of the proceeds were used to repay the existing term loans and mortgage assumed in the acquisition of Citizen Stash, in full on December 20, 2021.

Subsequent to February 28, 2022 on April 5, 2022, the Company closed a bought deal financing, pursuant to which the Company issued 12,205,186 units at a price of $2.65 per unit, valued at $32,344, which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $3.20 per share for a period of forty-eight months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,159.

Management Discussion & Analysis

SELECTED FINANCIAL INFORMATION

	For the three months ended
Selected Consolidated Statements of Loss Information	February 28, 2022 $	February 28, 2021 $
Revenue	29,867	21,774
Excise taxes	(6,687)	(1,760)
Net revenue	23,180	20,014

Gross profit	1,961	4,768
Gross profit %	8.5%	23.8%

Operating expenses	28,017	11,915
Other (income) expenses	1,392	(24)
Recovery of income taxes	(1,700)	(970)
Loss for the period	(25,748)	(6,153)

Other comprehensive income	34	-
Comprehensive loss for the period	(25,714)	(6,153)

Loss and comprehensive loss per share – basic and diluted	(0.38)	(0.14)
Weighted average number of shares outstanding – basic and diluted	67,834,878	45,224,098

Adjusted gross profit(1)	3,375	5,120
Adjusted gross profit %(1)	14.6%	25.6%

Adjusted EBITDA(2)	(17,646)	(2,241)
Adjusted EBITDA %(2)	(76.1)%	(11.2)%

(1)	Management has adjusted the presentation of gross profit for the inventory valuation allowance which is a non-IFRS financial measure discussed in “Non-GAAP Measures and Ratios” section below.

(2)	Management has defined adjusted EBITDA as loss and comprehensive income loss for the period before interest, taxes, depreciation, and amortization adjusted for other one-time and non-cash items, which is a non-GAAP measure discussed in the “Non-GAAP Measures and Ratios” section below.

	For the three months ended
Selected Consolidated Statements of Financial Position Information	February 28, 2022	November 30, 2021	November 30, 2020
Cash	17,367	16,053	20,344
Marketable securities and derivatives	2,841	3,072	1,032
Inventory	43,543	42,039	14,383
Other working capital	11,309	(1,017)	22,858
Non-current assets	214,952	222,536	89,098
Non-current liabilities	54,724	23,245	20,329
Equity	235,288	259,438	127,386

Management Discussion & Analysis

NON-GAAP PERFORMANCE MEASURES AND RATIOS

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures and Ratios”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures and Ratios are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures and Ratios include, but are not limited, to the following:

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss for the period, as reported, adjusted for financing costs (net), recovery of income taxes, depreciation and amortization, share-based payments, fair value and realized biological assets changes, foreign exchange gains, inventory valuation allowance, remeasurement of contingent consideration, restructuring charges, gains and losses on disposal of capital assets, gains and losses on marketable securities and derivatives, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See table below for determination of specific components of Adjusted EBITDA.

	For the three months ended
Adjusted EBITDA (non-GAAP measure)	February 28, 2022 $	November 30, 2021 $	February 28, 2021 $
Income (loss) and comprehensive income (loss) for the period	(25,748)	(21,423)	(6,153)
Adjustments:
Financing costs	1,352	349	615
Recovery of income taxes	(1,700)	(1,777)	(970)
Depreciation and amortization (per statement of cash flows)	3,882	3,646	2,824
Share-based payments	1,753	605	1,730
Fair value changes on biological assets	74	188	-
Foreign exchange gain	(13)	256	(210)
Inventory valuation allowance	1,340	3,379	352
Impairment loss	-	1,349	-
Remeasurement of contingent consideration	(673)	(777)	-
Restructuring charges	782	348	-
Loss (gain) on disposal of capital assets	-	-	(34)
Loss (gain) on marketable securities and derivatives	730	178	(395)
Non-recurring and transaction costs	-	332	-
Transaction costs related to new financing arrangements	575	-	-
	8,102	8,076	3,912
Adjusted EBITDA	(17,646)	(13,347)	(2,241)

For the three months ended February 28, 2022, adjusted EBITDA decreased by $15,405 over the same period in fiscal 2021, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales. Also contributing to the increase in adjusted EBITDA loss is the addition of three acquisitions being included in the results of the current quarter.

For the three months ended February 28, 2022, adjusted EBITDA decreased by $4,299 over the previous quarter ended November 30, 2021, as a result of additional spending to support the launch of the Versus and Contraband product lines, and to support a new marketing campaign for Green Roads. Additionally, EBITDA decreased due to the inclusion of a full quarter of operations after the acquisition of Citizen Stash, compared to only a partial period in the fourth quarter of fiscal 2021.

Management Discussion & Analysis

Adjusted Gross Profit

Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments and impacts of biological asset changes as required by IFRS. Adjusted gross profit is a non-GAAP ratio, which management believes provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory and non-cash items.

	For the three months ended
Adjusted Gross Profit (non-GAAP ratio)	February 28, 2022 $	November 30, 2021 $	February 28, 2021 $
Gross profit (loss) for the period	1,961	2,705	4,768
Inventory valuation allowance	1,340	3,379	352
Fair value changes on biological assets	74	188	-
Adjusted gross profit	3,375	6,272	5,120
Adjusted gross profit %	14.6%	34.1%	25.6%

For the three months ended February 28, 2022, adjusted gross profit decreased by $1,745 over the same period in fiscal 2021, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales. Additionally, the Company has not yet realized all of the planned synergies from the acquisitions completed in fiscal 2021, adding to the negative pressure on adjusted gross profit. Also contributing to the decreased adjusted gross margin is the pricing comparison the Canadian cannabis industry has experienced over the last twelve months.

For the three months ended February 28, 2022, adjusted gross profit decreased by $2,897 from the fourth quarter in fiscal 2021. The decrease is a result of a disproportionate increase in cost of sales before impairment or fair value adjustments compared to gross revenue, due to certain isolated business-to-business revenue transactions, which generated higher gross profit during the fourth quarter of fiscal 2021. No such transactions occurred during the first quarter of 2022, resulting in a proportionately higher cost of sales before impairment or fair value adjustments, and therefore, adjusted gross profit.

SEGMENTED INFORMATION

The Company has two reportable segments: Canada and United States and International, which is the way the Company reports information to its chief decision makers and Board of Directors.

The Canada operating segment includes all business-to-business and business-to-consumer activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, British Columbia, the Pommies beverage facility in Bolton, Ontario, the LYF manufacturing facility in Kelowna, British Columbia, and the Citizen Stash cultivation facility in Mission, British Columbia.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. Also included are activities related to the distribution agreement with Cannvalate.

The operating segments for the three months ended February 28, 2022 and 2021:

	February 28, 2022
	Canada $	United States and International $	Total $
Net revenue	17,749	5,431	23,180
Cost of sales, inventory allowance, and fair value changes	18,545	2,674	21,219
	(796)	2,757	1,961
Operating expenses	20,784	7,233	28,017
	(21,580)	(4,476)	(26,056)
Non-operating (income) expense	(325)	17	(308)
Net loss	(21,255)	(4,493)	(25,748)

Total assets	278,471	71,578	350,049
Total liabilities	102,516	12,245	114,761

Management Discussion & Analysis

	February 28, 2021
	Canada $	United States and International $	Total $
Net revenue	19,957	57	20,014
Cost of sales, inventory allowance, and fair value changes	15,246	-	15,246
	4,711	57	4,768
Operating expenses	11,915	-	11,915
	(7,204)	57	(7,147)
Non-operating income	(994)	-	(994)
Net income (loss)	(6,210)	57	(6,153)

Total assets	199,395	-	199,395
Total liabilities	39,743	-	39,743

The geographical breakdown for the three months ended February 28, 2022 and 2021:

	February 28, 2022			February 28, 2021
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Net revenue	17,749	5,431	23,180	19,957	57	20,014

Included in net revenue arising from the Canada operating segment is $7,604 from Customer A, $4,549 from Customer B, and $4,471 from Customer C. Customers A through C each contributed 10 per cent or more to the Company’s net revenue for the three months ended February 28, 2022 (2021 – Customer A $2,129, Customer B $3,439, Customer D $3,676, Customer E $2,291, and Customer F $2,276).

SUMMARY OF RESULTS

Net revenue

	For the three months ended
Net revenue	February 28, 2022 $	November 30, 2021 $	February 28, 2021 $
Product sales	21,508	17,824	17,853
Toll processing and co-packing	917	136	1,745
Analytical testing	377	447	416
Other revenue	378	-	-
	23,180	18,407	20,014

Net revenue is comprised of revenue from operations within Canada, including proprietary and industry leading extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate and the sale of cannabis products. The Company did not enter into any bill and hold transactions for the three months ended February 28, 2022 (February 28, 2021 – $8,003). The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab. During the three months ended February 28, 2022, the company also generated revenues in the United States through the acquisition of Green Roads, which closed during the year ended November 30, 2021.

Three Months Ended February 28, 2022 compared to November 30, 2021

Net revenue increased $4,773 or 25.9% to $23,180 in the three months ended February 28, 2022, compared to $18,407 in the previous quarter ended November 30, 2021. The increase in net revenue was partially driven by the contribution of Citizen Stash, as the company was acquired late in the fourth quarter of 2021, as well as by increases in toll processing and co-packing revenue and other revenue. Revenue was also negatively impacted in the fourth quarter of 2021 by the floods in British Columbia which prevented the timely shipping of products.

Management Discussion & Analysis

Three Months Ended February 28, 2022 compared to February 28, 2021

Net revenue increased $3,166 or 15.8% to $23,180 in the three months ended February 28, 2022, compared to revenues of $20,014 in the same period in fiscal 2021. The increase in net revenue was driven primarily by the contribution of LYF, Green Roads, and Citizen Stash as the companies were acquired in the second, third, and fourth quarters of 2021, respectively. In addition to LYF, Green Roads, and Citizen Stash acquired revenue, the Company continues to ramp up product sales through the provincial boards and through the scale up of white label product formulation and manufacturing, and additionally, saw an increase in other revenue during the quarter. These increases were partially offset by a decrease in toll processing and co-packing revenue and analytical testing, as the Company continues to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company.

Cost of sales, inventory valuation allowance, and fair value changes on biological assets

Three Months Ended February 28, 2022 compared to November 30, 2021

Cost of sales, inventory valuation allowance, and fair value changes on biological assets increased $5,517 or 35.1% to $21,219 in the three months ended February 28, 2022, compared to $15,702 in the previous quarter ended November 30, 2021. Cost of sales are comprised of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $1,340 in the three months ended February 28, 2022, compared to $3,379 in the three months ended November 30, 2021, largely driven by the continued realignment of the company’s offerings of consumer-based products and away from extraction services provided to other cannabis companies and due to decreased market selling prices of certain specific end products. Additionally, write-downs occurred in production supplies and packaging that are no longer needed as the Company is focusing on high margin SKUs. The Company recorded a net loss on fair value changes on biological assets of $74 in the three months ended February 28, 2022, compared to $188 in the three months ended November 30, 2021. The increase in cost of sales before impairment or fair value adjustments of 63.2% was mainly driven by gross revenue increase of 28.0% in the same period. The disproportionate increase in cost of sales before impairment or fair value adjustments compared to gross revenue is a result of isolated business-to-business revenue transactions, which generated higher gross profit during the fourth quarter of fiscal 2021. No such transactions occurred during the first quarter of 2022, resulting in a proportionately higher cost of sales before impairment or fair value adjustments.

Three Months Ended February 28, 2022 compared to February 28, 2021

Cost of sales, inventory valuation allowance, and fair value changes on biological assets increased $5,973 or 39.2% to $21,219 in the three months ended February 28, 2022, compared to $15,246 in the same period in fiscal 2021. Cost of sales are comprised of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales is due primarily to increased sales during the quarter compared to the same period in fiscal 2021, as well as to an increase in inventory write-down. The Company recorded an inventory write-down of $1,340 in the three months ended February 28, 2022 compared to $352 in the same period in fiscal 2021, largely driven by the continued realignment of the company’s offerings of consumer-based products and away from extraction services provided to other cannabis companies and due to decreased market selling prices of certain specific end products. The Company recorded a net loss on fair value changes on biological assets of $74 in the three months ended February 28, 2022, compared to $nil in the same period in fiscal 2021. The increase in cost of sales before impairment or fair value adjustments of 33.0% was mainly driven by a gross revenue increase of 37.2% in the same period, led by stronger margins from the Green Roads acquisition which was not included in the comparative period results.

Gross profit

Three Months Ended February 28, 2022 compared to November 30, 2021

Gross profit decreased to $1,961 in the three months ended February 28, 2022, compared to $2,705 in the three months ended November 30, 2021, mainly driven by an increase in cost of sales, offset partially by a decrease in inventory write-down. Adjusted gross profit percentage decreased to 14.6% from 34.1% in the previous quarter as a result of increased cost of sales within the Company’s Canadian operations as a result of less business-to-business sales in the current quarter which had a positive contribution margin in the prior quarter.

Management Discussion & Analysis

Three Months Ended February 28, 2022 compared to February 28, 2021

Gross profit increased to $1,961 in the three months ended February 28, 2022, compared to a $4,768 in the same period in fiscal 2021, mainly driven by an increase in cost of sales and an increase in inventory write-down. Adjusted gross profit percentage decreased to 14.6% from 25.6% in the prior year as a result of increased cost of sales within the Company’s Canadian operations as a result of declining sales prices in the Canadian market and the timing of synergy realization of the Company’s acquisitions.

	For the three months ended
Operating expenses	February 28, 2022 $	November 30, 2021 $	February 28, 2021 $
General and administrative	15,801	15,497	6,585
Selling and marketing	6,495	5,117	1,093
Depreciation and amortization	3,186	2,824	2,508
Share-based payments	1,753	605	1,730
Impairment loss	-	1,349	-
Restructuring charges	782	348	-

General and administrative

General and administrative expenses increased to $15,801 in the first quarter of 2022, compared to $6,585 in the same period in fiscal 2021. The overall increased level of activity within the Company as it continues the next stage of growth. The continued expansion of the corporate office in Toronto, Ontario, the Pommies manufacturing facility in Ontario, as well as through the acquisitions of the LYF facility in Kelowna, British Columbia, the Green Roads facility in Florida, USA, and the Citizen Stash facility in Mission, British Columbia, all of which contributed to the increased general and administrative costs in the current quarter. Additionally, there were non-recurring professional fees of $575 related to the closing of the new debt facility entered into during the period.

General and administrative expenses increased to $15,801 in the first quarter of 2022, compared to $15,497 in the fourth quarter of fiscal 2021. The increase is a result of the addition of Citizen Stash for the entire current quarter as compared to a partial month in the preceding quarter, offset by cost saving initiatives and partial synergies realized by the Company.

Selling and marketing

Selling and marketing expenses increased to $6,495 in the first quarter of 2022, compared to $1,093 in the same period in fiscal 2021. The increase is a result of increased marketing & promotional materials, as the Company continues to build relationships with retail storefronts as it continues to execute a focus on product sales of the Company’s own brands. Additionally, the Company saw increases in online media and advertising expense due to the acquisition of Green Roads, as online advertising and sales are permitted for CBD products in the United States. There was an increase in commission and selling expenses, following the acquisition of Green Roads. Green Roads pays commission fees on inside sales, contract sales, affiliates, and outside agencies in relation to the sale of finished goods. Finally, there were additional costs incurred in the first quarter compared to the same period in fiscal 2021, due to the incremental expenses incurred via acquisition of LYF, Green Roads, and Citizen Stash, and due to increased spending to support the launch of the Versus and Contraband product lines.

Selling and marketing expenses increased to $6,495 in the first quarter of 2022, compared to $5,117 in the fourth quarter of fiscal 2021. The increase is a result of the addition of Citizen Stash for the entire current quarter as compared to a partial month in the preceding quarter and the launch of the Versus and Contraband brands during the current period. Additionally, there was increased spending due to a new Green Roads marketing campaign during the first quarter of 2022.

Depreciation and amortization

Depreciation and amortization expense increased to $3,186 in the first quarter of 2022, compared to $2,508 in the same period in fiscal 2021. The increase in depreciation for the first quarter is attributable to the K2 production facility being in service during the quarter, which was not yet ready for use in the same period in fiscal 2021. Furthermore, as a result of the LYF, Green Roads, and Citizen Stash acquisitions, newly acquired fixed and intangible assets were depreciated in the quarter. Finally, the Company saw increased depreciation related to depreciation of right-of-use assets in the Toronto office. During the three months ended February 28, 2022, $695 (three months ended February 28, 2021 – $316) of depreciation was allocated to cost of sales.

Depreciation and amortization expense increased to $3,186 in the first quarter of 2022, compared to $2,824 in the fourth quarter of fiscal 2021. The increase is a result of the addition of Citizen Stash property plant and equipment and related depreciable intangible assets for the entire current quarter as compared to a partial month in the preceding quarter.

Management Discussion & Analysis

Share-based payments

Share-based payments increased to $1,753 in the first quarter of 2022, compared to $1,730 in the same period in fiscal 2021. The slight increase is mainly a result of an increase in expense recognized associated with the Company’s LTIP stock options, RSU and DSU plans, which increased in the first quarter of 2022 to $1,530 from $853 in the same period in fiscal 2021. This increase was offset by a decrease in expense recognized related to the Company’s legacy stock option plan, which decreased in the first quarter of 2022 to $118 from $674 in the same period in fiscal 2021. Additionally, there was an expense of $105 (three months ended February 28, 2022 – $203) related to employee compensation agreements with certain officers of the Company.

Share-based payments decreased to $1,753 in the first quarter of 2022, compared to $605 in the fourth quarter of fiscal 2021 as a result of the annual share-based grants being awarded in the current quarter.

Restructuring charges

The Company recognized $782 in restructuring charges during the first quarter of 2022, compared to $nil in the same period in fiscal 2021. The restructuring charges incurred were due to activities undertaken to realize long-term savings, mainly as a result of acquisition synergies.

The Company recognized $782 in restructuring charges during the first quarter of 2022, compared to $348 in the fourth quarter of fiscal 2021. The restructuring charges incurred in both periods were due to activities undertaken to realize long-term savings, mainly as a result of acquisition synergies.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended February 28, 2022. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	February 28, 2022 $	November 30, 2021 $	August 31, 2021 $	May 31, 2021 $
Revenue	29,867	23,342	24,569	20,469
Net revenue	23,180	18,407	20,990	18,764
Loss for the period	(25,748)	(21,423)	(12,799)	(8,659)
Basic and diluted loss per share	(0.38)	(0.34)	(0.24)	(0.15)

	Three Months Ended
	February 28, 2021 $	November 30, 2020 $	August 31, 2020 $	May 31, 2020 $
Revenue	21,774	17,932	18,517	17,627
Net revenue	20,014	16,044	18,128	17,627
Loss for the period	(6,153)	(16,634)	(3,064)	(3,528)
Basic and diluted loss per share	(0.15)	(0.39)	(0.06)	(0.09)

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at February 28, 2022 and November 30, 2021:

	February 28, 2022 $	November 30, 2021 $
Total assets	350,049	344,684
Total liabilities	114,761	85,246
Share capital	336,321	336,097
Deficit	(131,565)	(105,817)

Management Discussion & Analysis

Total assets

Total assets remained relatively consistent in the first quarter of 2022, as they increased to $350,049 as at February 28, 2022 from $344,684 as at November 30, 2021. The slight increase was due primarily to an increase in trade and other receivables of $6,990 and a net increase to property, plant and equipment and assets held for sale of $2,040 as a result of additions of production equipment and construction on the Company’s expanded production facility, adjacent to the existing Kelowna, British Columbia facility. These increases were offset by a decrease in prepaid expenses and deposits of $3,222. As at February 28, 2022, the Company had a cash balance of $17,367.

Total liabilities

Total liabilities increased to $114,761 as at February 28, 2022 from $85,246 as at November 30, 2021. The increase is due primarily to the addition of a new credit facility entered into during the period, which resulted in a net increase in term loan and other debt of $28,136. In addition, accounts payable and accrued liabilities increased by $5,971. These increases were offset by a decrease in contractual obligations of $1,869, a decrease in deferred income tax liabilities of $1,693, and a decrease in contingent consideration liabilities of $674.

Share capital

Share capital increased to $336,321 as at February 28, 2022 from $336,097 as at November 30, 2021, due to the issuance of 35,000 common shares in connection with employment compensation agreements, resulting increase in share capital of $224.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash on hand and raising additional capital through equity, as deemed necessary. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”. The Company has substantially completed capital intensive construction projects and expect to invest in capital expenditures that improve efficiencies and have a short pay back period.

On December 16, 2021, the Company entered into a secured non-revolving term loan with a private institutional lender for an aggregate principal amount of $40 million. The loan accrues interest at a rate of 10% per annum, is payable quarterly, and matures on December 15, 2023. A portion of the proceeds were used to repay the existing term loans and mortgage assumed in the acquisition of Citizen Stash, in full, on December 20, 2021.

	For the three months ended
	February 28, 2022 $	February 28, 2021 $
Operating activities	(23,035)	96
Financing activities	27,443	36,000
Investing activities	(3,048)	(7,140)

Operating activities

Net cash used in operating activities for the three months ended February 28, 2022 was $23,035 as a result of a loss for the period of $25,748, an increase in non-cash working capital of $3,649, recovery of income taxes of $1,700, foreign exchange gain of $13, and a gain on remeasurement of contingent liability of $673. This decrease was partially offset by non-cash expenses related to share-based payments of $1,753, depreciation and amortization of $3,882, impairment loss on trade receivables of $575, accretion of $351, interest expense of $43, an impairment loss on inventory of $1,340, a loss on marketable securities and derivatives of $730, and a fair value loss on changes in biological assets of $74.

The increase in working capital adjustments is primarily due to an increase in trade and other receivables, driven by the timing of revenue transactions and the related receipt of funds, an increase in inventory to meet the anticipated increase in demand, and an increase in accounts payable and accrued liabilities as a result of the timing of payments and the Company’s focus on more favourable payment terms with vendors.

Management Discussion & Analysis

During the comparative period ended February 28, 2021, net cash received from operations was $96 as a result of a decrease in non-cash working capital of $2,349, and non-cash expenses related to share-based payments of $1,730, depreciation and amortization of $2,824, impairment loss on trade receivables of $62, accretion of $704, interest expense of $54 and an impairment loss on inventory of $352. This increase was partially offset by the loss for the period of $6,153, recovery of income taxes of $970, foreign exchange gain of $210, interest income of $217, gain on disposal of capital assets of $34 and a gain on marketable securities and derivatives of $395.

Financing activities

Net cash received from financing activities for the three months ended February 28, 2022 was $27,443 as a result of net proceeds received from the term loan of $40,000, which was offset by the payment to settle obligation to issue shares $39, payments on the term loan of $9,715, financing fees paid of $2,400, and payments on the lease liability of $403.

During the comparative three months ended February 28, 2021 net cash received was $36,000 as a result of net proceeds received from the bought deal financing of $36,767, which was offset by the exercise of RSUs of $78, payments on the term loan of $500 and payments on the lease liability of $189.

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus, with the exception of the geographic expansion facility buildout and related equipment purchase, which is now completed. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

Expected expenditures	Expected Expenditures for 2018 (As per the 2018 Prospectus) $	Expected Expenditures for 2019 (As per the 2018 Prospectus) $	Total Expected Expenditures (As per the 2018 Prospectus) $	Approximate Actual Expenditures (to February 28, 2022) $
Acquisition of 230 Carion Road	4,000	-	4,000	4,500
Acquisition of additional extraction and post- processing equipment at 230 Carion Road to meet demand	6,000	-	6,000	5,900
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	2,000	2,000	1,700
Acquire equipment for new facility selected for geographic expansion	-	5,000	5,000	4,000
Total expenditures	10,000	11,000	21,000	19,600

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which on November 22, 2020 the Company received an amendment to its existing Health Canada processing license to allow operations to commence at the second facility which is now completed. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

Management Discussion & Analysis

Expected expenditures	Expected Expenditures for 2019 / 2020 (As per the 2019 Prospectus) $	Approximate Actual Expenditures (to February 28, 2022) $
Retrofit building located on the 180 Carion Road	9,000	22,100
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	12,400
Source and secure strategic partnerships and joint venture opportunities	7,000	3,100
Total expenditures	32,500	37,600

On January 28, 2021 the Company filed a prospectus supplement (the “2021 Prospectus”). The Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six months from the date of closing.  In connection with the financing, the Company incurred share issuance costs of $2,929. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e., where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes. Since then, the Company has utilized the proceeds as cash consideration for the Green Roads acquisition in addition to acquisition and project costs.

Expected expenditures	Expected Expenditures for 2021/2022 (As per the 2021 Prospectus) $	Approximate Actual Expenditures (to February 28, 2022) $
Pursue strategic M&A and international/domestic expansion opportunities	36,767	20,785
Total expenditures	36,767	20,785

On May 27, 2021 the Company filed a prospectus supplement (the “May 2021 Prospectus”). The Company issued 4,646,767 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $12.45 per share for a period of thirty-six months from the date of closing.  In connection with the financing, the Company incurred share issuance costs of $2,848. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e., where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes.

Expected expenditures	Expected Expenditures for 2021/2022 (As per the May 2021 Prospectus) $	Approximate Actual Expenditures (to February 28, 2022) $
Pursue strategic M&A and international/domestic expansion opportunities	28,000	-
Capital expenditures	5,000	2,854
Working capital requirements and other global general operating expenses	10,519	40,665
Total expenditures	43,519	43,519

Investing activities

During the three months ended February 28, 2022, net cash used in investing activities was $3,048 due to the acquisition of property, plant and equipment of $2,462, acquisition of intangible assets of $93, and the purchase of marketable securities and derivatives of $500. The net cash used was offset slightly by repayment of promissory note receivable of $7. Use of proceeds from prospectus’ have been allocated as shown above in “financing activities”.

Management Discussion & Analysis

During the comparative three months ended February 28, 2021, net cash used in investing activities was $7,140 due to the acquisition of property, plant and equipment of $8,470, acquisition of intangible assets of $117, and issuance of promissory note receivable of $750. Net cash used was partially offset by proceeds from sale of marketable securities and derivatives of $794, repayment of the promissory note for $1,614, and proceeds from sale of capital assets of $59.

Capital resources

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at February 28, 2022, total current assets less current liabilities totaled $75,060 (November 30, 2021 – $60,147).

OUTSTANDING SHARES, OPTIONS, SHARE UNITS AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	April 13, 2022	February 28, 2022	November 30, 2021
Common shares	80,117,324	67,867,544	67,832,544
Warrants	23,748,743	17,646,150	17,646,150
Options	4,459,424	4,564,539	2,037,264
Restricted Share Units	751,097	875,037	97,523
Deferred Share Units	159,718	159,718	102,248

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

COMMITMENTS

The Company has purchase commitments for hemp and cannabis biomass totalling $700 over the next year.

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at February 28, 2022, there remains $5,898 (November 30, 2021 – $6,312) payable under the terms of this agreement.

Management Discussion & Analysis

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2022	2,061
2023	1,815
2024	1,815
2025	907
Thereafter	-
6,598

Obligation to issue shares

The Company has entered into an agreement with an officer, to issue the following shares:

	Number of shares to be issued
	2022	2023	Total
Officers	150,000	150,000	300,000

There were no new commitments entered into by the Company during the period ending February 28, 2022 to issue shares. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash and restricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At February 28, 2022, the Company had cash and restricted short-term investments of $17,768 and a balance of $nil on term loans and other debt subject to fluctuations in interest rates (November 30, 2021 – $16,354 and $9,739). At February 28, 2022, a 1% decrease in interest rates would result in a reduction in interest income by $178 (November 30, 2021 – $164) and a reduction of interest expense of $nil (November 30, 2021 – $97), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, marketable securities and derivatives, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $13,809 in trade accounts receivable outstanding over 60 days at February 28, 2022 (November 30, 2021 – $6,820). The expected credit loss for overdue balances is estimated to be $2,571 (November 30, 2021 – $821) based on historical collection experience, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at February 28, 2022, the Company has subsequently collected, has trade payables outstanding with the same customers, or has recorded a trade receivables valuation allowance loss provision representing 60% of the total balance. Of the Company’s trade receivables outstanding at February 28, 2022, 43% are held with four Health Canada licensed customers of the Company and 26% are held with two provincial boards (November 30, 2021 – 43% held with four Health Canada licensed customers and 24% held with three provincial boards).

Management Discussion & Analysis

The carrying amount of cash, marketable securities and derivatives, restricted short-term investments, and trade and other receivables represent the maximum exposure to credit risk, and as at February 28, 2022, this amounted to $56,217 (November 30, 2021 – $48,124).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from one Health Canada licensed customer of the Company representing 18% of total revenue in the three months ended February 28, 2022 (2021 – four Health Canada licensed customers representing 48% of total revenue). The Company recorded sales from three provincial boards representing 60% of total revenue in the three months ended February 28, 2022 (2020 – three provincial boards representing 39% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 28, 2022, the Company has $17,768 of cash, and restricted short-term investments (November 30, 2021 – $16,354). The Company is obligated to pay accounts payable and accrued liabilities, current portions of the lease liability, contractual obligation, contingent consideration, and term loan and other debt with a carrying amount of $48,669 (November 30, 2021 – $50,633).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, other liability, and contractual obligations (including contingent consideration) that are denominated in US dollars and Australian dollars. As at February 28, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the year by approximately $1,078 (November 30, 2021 – $1,048). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect. A 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased loss for the year by approximately $72 (November 30, 2021 – $15). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at February 28, 2022, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $590 (November 30, 2021 – $631). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	The inputs used in calculating the fair value for share-based compensation expense included in comprehensive income (loss).

(ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

Management Discussion & Analysis

(iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.

(v)	Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(vi)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

(vii)	Determination of the fair values of the biological assets requires the Company to make various estimates and assumptions, including selling prices, post-harvest costs to complete and sell, stage of plant growth, and expected yield.

(viii)	Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable, and the financial asset is written off.

(ix)	Judgment is required in determining whether an asset or group of assets meets the criteria for being classified as “assets held for sale” in the condensed interim consolidated statements of financial position. The criteria that must be considered by management includes the existence of an active plan to dispose of the assets or disposal group, the expected selling price of the assets or disposal group, the expected timing of the completion of the sale, and the period of time for which the assets or disposal group have been classified as being held for sale. The Company will review the criteria for assets held for sale each reporting period and will reclassify assets to or from this category, as appropriate. In addition, there is a requirement to evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

CHANGES IN ACCOUNTING POLICIES

New IFRS Standards in issue but not yet effective:

(i) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

Management Discussion & Analysis

(ii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(iii) Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements

(iv) Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(v) Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(vi) Disclosure initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The key amendments include:

•	requiring companies to disclose their material accounting policies rather than their significant accounting policies;

•	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and,

•	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

Management Discussion & Analysis

NEWLY ADOPTED ACCOUNTING POLICIES

Assets held for sale

The Company accounts for its assets held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. The Company designates its assets and disposal groups as being held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through their continued use. For assets and disposal groups to be classified as being held for sale, their ultimate sale must be highly probable within one year, they must be available for immediate sale in their current condition, and they must be actively marketed by management. Assets held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately in the condensed interim consolidated statements of financial position.

RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, CCO, President, Executive Vice Presidents, and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Three-month period ended
	February 28, 2022	February 28, 2021
	$	$
Wages and salaries(1)
Tyler Robson, Chief Executive Officer and director	131	131
Jeffrey Fallows, President	88	88
Sunil Gandhi, Chief Financial Officer	76	-
Adam Shea, Chief Commercial Officer	73	-
Chantel Popoff, Chief Operating Officer	68	68
Chris Buysen, Former Chief Financial Officer	-	65
Everett Knight, EVP Corporate Development & Capital Markets	60	56
Ashley McGrath, director	35	35
Nitin Kaushal, former director	-	24
Deepak Anand, former director	-	20
Andrew Cockwell, director	20	20
Karin McCaskill, director	21	21
Guy Beaudin, director	20	-
Drew Wolff, director	24	-
Total	616	528

Management Discussion & Analysis

Share-based payments(2)
Tyler Robson, Chief Executive Officer and director	563	517
Jeffrey Fallows, President	192	254
Sunil Gandhi, Chief Financial Officer	110	-
Adam Shea, Chief Commercial Officer	106	-
Chantel Popoff, Chief Operating Officer	104	107
Chris Buysen, Former Chief Financial Officer	-	96
Everett Knight, EVP Corporate Development & Capital Markets	43	65
Ashley McGrath, director	34	42
Nitin Kaushal, former director	-	42
Deepak Anand, former director	-	42
Andrew Cockwell, director	30	30
Karin McCaskill, director	30	30
Guy Beaudin, director	30	-
Drew Wolff, director	30	-
Total	1,272	1,225

(1)	Wages and salaries includes both salary and short-term incentive plan (STIP) amounts.

(2)	Share-based payments are the fair value of options, RSU’s and DSU’s granted and vested to key management personnel and directors of the Company under the Company’s Omnibus LTIP plan and legacy stock option plan and the grant of common shares of the Company under employment and consulting agreements.

Related Party Balances

The following related party amounts were included in receivables:

	As at
	February 28, 2022	February 28, 2021
	$	$
Receivables:
Officers of the Company	-	891

REGULATORY FRAMEWORK AND U.S. CANNABIS INDUSTRY INVOLVMENT OPERATIONS

The Company is subject to various industry specific regulatory frameworks in Canada, the United States and other international jurisdictions which are discussed in greater detail under the heading “Regulatory Framework” in the Company’s Annual Information Form dated February 28, 2022 available at www.sedar.com.

The Company does not directly engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the factors discussed in detail under the heading “Risk Factors” in the Company’s Annual Information Form dated February 28, 2022 available at www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The adult-use and medical cannabis industry and markets are subject to a variety of laws in Canada, the United States and elsewhere. Although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s ability to research, possess, produce, sell, transport and deliver products including, but not limited to, cannabis, cannabis resin, tetrahydrocannabinol and other cannabis-related products;

Management Discussion & Analysis

•	In the United States, the production, labeling, packaging, exportation, formulation, licensing, distribution, sale and advertising of hemp and hemp derivatives (including CBD) is subject to regulation and oversight by certain federal agencies, including the USDA, FDA, DEA, and Federal Trade Commission, as well as state and municipal regulatory authorities in each state in which Green Roads does business;

•	The Company may be affected by United States entry restrictions that affect foreign visitors either directly or indirectly involved in the cannabis industry;

•	The Company may be adversely affected by significant outbreak or threat of outbreaks of viruses or other infectious diseases or similar health threats, including the continued and ongoing outbreak of COVID-19 nationally and globally, which could disrupt our processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the Company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or internationally, which could adversely impact materially the company’s business, operations or financial results;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements. The Company’s operations in Australia are dependent upon licenses from the Victoria State Government and the Australian Department of Health Office of Drug Control;

•	Cannabis remains illegal under federal law in the United States and despite the permissive regulatory environment of cannabis at the state level, the inconsistency between federal and state laws and regulations is a risk factor. Violations of federal laws and regulations could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on the TSX or Nasdaq, its financial position, operating results, profitability or liquidity or the market price of the Common Shares;

•	The Company’s business and operating results may be affected by catastrophic events outside the Company’s control, including earthquakes, tsunamis, floods or wildfires, public health crises, such as epidemics and pandemics, political instability, acts of terrorism, war or other conflicts and events;

•	The number of licenced producers is expected to increase, which could negatively impact the Company’s market share and demand for its products;

•	The Company’s success in the cannabis market will depend in part on its ability to attract and retain customers, develop and maintain commercial relationships with Canadian and international cannabis brands and develop innovative products. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it;

•	The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results;

•	The Company may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner as the cannabis market and associated products and technology rapidly evolve both domestically and internationally;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	During the fiscal year ended November 30, 2021, even though uncorrected material misstatements were not identified in the Company’s financial statements, it was determined that there was a reasonable possibility that a material misstatement in the Company’s financial statements would not have been prevented or detected on a timely basis. While the Company and its management are working to remediate any material weakness in the Company’s internal controls over financial reporting, the Company cannot make sufficient assurances that additional material weaknesses or significant deficiencies will not occur in the future.

Management Discussion & Analysis

•	It is possible that the Company may not be able to foresee all of the risks that it may have to face. The market in which the Company currently competes is complex, competitive and changes rapidly. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Readers of this MD&A should not rely upon forward-looking statements as a prediction of future results;

•	The Company’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Company’s current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company;

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies;

•	The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold the Company’s cash and cash equivalents; (ii) through providers; and (iv) through the Company’s lenders, if any. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to it. If these risks materialize, the Company’s operations could be adversely impacted, and the price of the Common Shares could be adversely affected;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The cannabis business is subject to several risks that could result in damage to or destruction of properties or facilities or cause personal injury or death, environmental damage, delays in production and monetary losses and possible legal liability. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company;

•	The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services;

•	The risks to the business of the Company represented by subsequent changes to cannabis laws and regulations, including applicable TSX and Nasdaq rules and policies related to cannabis issues which are dynamic and may change over time, could reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company;

•	The Company endeavours to comply with all relevant laws, regulations and guidelines, failure in respect of which may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions;

•	The Company maintains operations in the United States and Australia and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such foreign jurisdictions, as applicable;

•	Disruption of operations at the Company’s facilities could adversely affect inventory supplies and the Company’s ability to meet delivery. The Company’s revenue is dependent on the uninterrupted operation of its facilities. The Company’s production is subject to operational risks beyond its control including fire, breakdown, failure or substandard performance of its equipment and machinery, power shortage, labour disruption, natural disasters and any interruption in its operations as a result of any failure to comply with all applicable laws and regulations in the jurisdiction where its facilities are located. Frequent or prolonged occurrence of any of the aforesaid events may have a material adverse effect on the Company’s business, financial condition and results of operation;

Management Discussion & Analysis

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company is subject to the rules and regulations of the TSX and Nasdaq. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if its Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the continued listing standards of either the TSX or Nasdaq, as applicable, within any projected timeframes, or at all, and maintain listing status on either the TSX or Nasdaq. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company's Common Shares from the TSX and/or Nasdaq. Such events may have material adverse effects on the Company's business and financial condition;

•	The Company’s extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs;

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, marketing, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies that may result in conflicts of interest with respect to such directors or officers;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

•	As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties;

•	The ownership and protection of the Company’s intellectual property rights is a significant aspect of the Company’s future success, the compromise of which could materially and adversely affect the business, financial condition and results of operations of the Company;

•	The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company may also be subject to a privacy breach or theft which could have a material adverse effect on the Company’s business, financial condition and results of operations;

•	In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada;

•	The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible;

Management Discussion & Analysis

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Green Roads’ sale of products containing delta-8-tetrahydrocannabinol (“delta-8”) derived from hemp could subject it and the Company to enforcement action and could adversely impact the listings of the Common Shares, as the legality of delta-8 derived from hemp is uncertain (including at the federal level) and varies from state to state, with some states banning the sale of products containing delta-8. As a result, there is a risk that the United States Drug Enforcement Agency could consider Green Roads’ delta-8 products a controlled substance under the Controlled Substances Act or the Federal Analogue Act in the United States. Green Roads does not sell into any states where the sale of delta-8 is prohibited at the state level;

•	The Company’s success depends on its ability to attract and retain clients and customers of its services. The Company’s failure to do so would have a material adverse effect on the Company’s business, operating results and financial condition;

•	The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Common Shares are listed on the TSX and Nasdaq, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained, and an investor may find it difficult to resell any securities of the Company;

•	The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, and contractual obligations (including contingent consideration) that are denominated in U.S. dollars. U.S. dollar transactions relate to the Company’s Green Roads acquisition and SoRSE Manufacturing and Sales License Agreement. In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars;

•	The sale of a substantial number of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares which could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so;

•	As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.

Management Discussion & Analysis

If its efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The Sarbanes-Oxley Act (“Sarbanes-Oxley”) requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with Sarbanes-Oxley, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

Following a transition period permitted for a newly public company in the United States, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if management concludes that our internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company does;

•	The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements;

•	In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held by shareholders resident in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Management Discussion & Analysis

•	The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to deploy available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

Management Discussion & Analysis

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, the Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this MD&A. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that the Company files under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported.

Based upon the evaluation of the Company’s disclosure controls and procedures as of February 28, 2022, the Company’s CEO and CFO have concluded that, as a result of the material weaknesses in the Company’s internal control described in the Annual MD&A for the year ended November 30, 2021, as of such date, the Company’s disclosure controls and procedures were not effective.

Based upon the evaluation, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2021, at the reasonable assurance level due to the material weaknesses described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of the material weaknesses identified, the Company performed additional analysis and other post-closing procedures. Notwithstanding this material weaknesses, management has concluded that the consolidated financial statements for the year ended November 30, 2021 and the three months ended February 28, 2022 present fairly, in all material respects, the financial position of the Company at November 30, 2021 and February 28, 2022 in conformity with IFRS and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended November 30, 2021.

Management’s Assessment on Internal Control over Financial Reporting (“ICFR”)

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. ICFR have been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management concluded that ICFR was not effective as of November 30, 2021 as a result of certain material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified material weaknesses that existed as of November 30, 2021. For the year ended November 30, 2021, the Company identified material weaknesses in the business-to-business revenue and procurement processes, specifically:

•	The Company did not design and maintain effective controls over business-to-business sales process. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the revenue recognition analysis of each bill and hold revenue transaction that could impact revenue and receivables.

•	The Company did not design and maintain effective controls over inventory commitments. Specifically, the Company did not maintain controls to identify and record Company owned inventory at third party locations and the associated liability commitments.

Management Discussion & Analysis

These material weaknesses resulted in audit adjustments to inventory and accounts payables related financial statement disclosure s, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended November 30, 2021.

Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

Status of Remediation Plan

Management, with the assistance of external consultants, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated.

The following remedial activities are in process as at February 28, 2022:

•	We are in the process of implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

•	We have increased the number of finance and accounting personnel and have hired individuals with in-depth skills and experience relate to ICFR and public company reporting. We have also redesigned financial reporting structures within the organization to establish clear responsibility and accountability for key financial reporting processes and controls.

•	The Company has not entered in Bill and Hold transaction for the three months ended February 28, 2022 as such the Company has not been able to conclude whether the controls related to these types of transactions are operating effectively.

•	The Company underwent a detailed review of commitments as at February 28, 2022 as part of its new control process over this area however the Company has not yet concluded on the operating effectiveness of its new control process in this area as at February 28, 2022.

While we believe these actions will remediate the material weakness, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented, and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended February 28, 2022 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director	Andrew Cockwell – Director
Sunil Gandhi – Chief Financial Officer	Ashley McGrath – Director
Adam Shea – Chief Commercial Officer	Dr. Guy Beaudin – Director
Chantel Popoff – Chief Operating Officer	Karin McCaskill – Director
Jeff Fallows – President	Drew Wolff – Director
Paul Kunynetz – General Counsel and Corporate Secretary	Everett Knight – Executive Vice President

Management Discussion & Analysis

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

On Behalf of the Board,

THE VALENS COMPANY INC.

“Tyler Robson”	“Drew Wolff”
Tyler Robson	Drew Wolff